Exhibit 12

Kansas Gas and Electric Company

Computations of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings from continuing operations (a)	$118,313	$115,786	$93,630	$75,618	$35,701

Fixed Charges:
Interest expense	29,874	33,171	55,467	47,844	49,610
Interest on corporate-owned life insurance borrowings	46,431	45,396	47,245	46,853	44,063
Interest applicable to rentals	20,234	18,270	19,688	20,766	22,822

Total Fixed Charges	96,539	96,837	122,400	115,463	116,495

Earnings (a)	$214,852	$212,623	$216,030	$191,081	$152,196

Ratio of Earnings to Fixed Charges	2.23	2.20	1.76	1.65	1.31

(a)	Earnings are deemed to consist of earnings from continuing operations and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.